[LETTERHEAD OF GOODWIN PROCTER LLP]

VIA EDGAR AND FEDEX

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

April 13, 2015

Re:    The Macerich Company—Preliminary Proxy Materials

Ladies and Gentlemen:

The Macerich Company (the “Company”) is, concurrent herewith, filing a preliminary proxy statement, including a form of proxy, to be furnished to the Company’s stockholders in connection with an annual meeting of stockholders.  At the annual meeting, stockholders of the Company will be asked to consider and vote upon, among other things, a proposal to elect four nominees as Class I directors.

The Company is filing the proxy materials in preliminary form because the Company has commented on and referred to a notice received by the Company purporting to nominate individuals for election to the Company’s board of directors at the Company’s annual meeting.  The Company intends to commence mailing definitive proxy materials to its stockholders as soon as practicable.

If you have any questions or require any further information, please contact the undersigned at (617) 570-1531 or David H. Roberts at (617) 570-1039.

Very truly yours,

/s/ Ettore A. Santucci

Ettore A. Santucci

cc:           David H. Roberts